K&L GATES LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111


                                                      July 30, 2008

VIA EDGAR

Christian T. Sandoe, Esq.
Securities and Exchange Commission
Washington, DC  20549

   Re:  Credit Suisse Alternative Capital Long/Short Equity Fund, LLC
              File Nos. 333-144301 and 811-21658
        Credit Suisse Alternative Capital Long/Short Equity Institutional
        Fund, LLC
              File Nos. 333-144302 and 811-21641
        Credit Suisse Alternative Capital Multi-Strategy Fund, LLC
              File Nos. 333-144304 and 811-21657
        Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC
              File Nos. 333-144300 and 811-21644

Dear Mr. Sandoe:

We have received the Staff's comments, provided on July 29, on the above-captioned registration statements filed on Form N-2 by, respectively, Credit Suisse Alternative Capital Long/Short Equity Fund, LLC, Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, Credit Suisse Alternative Capital Multi-Strategy Fund, LLC and Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC (each a "Fund," and collectively, the "Funds").

We respectfully submit this response letter on behalf of the Funds. As discussed, the Funds each will make a Rule 497 filing reflecting the responses to the Staff's comments, as set forth below. The response is a joint response to the comments in light of the fact that the disclosure for each of the Funds is substantially identical. Defined terms have the same meanings used by the Funds in their registration statements. For the Staff's convenience, we have repeated each comment below, followed by the response.

In addition, in conjunction with this response letter, as discussed, the Funds are seeking acceleration of effectiveness of the above filings to July 31, 2008. Accompanying this letter is the acceleration request of the Funds and of their distributor.

COMMENT 1:

1. On pages 2-3 of the Prospectus, the use of acronyms in the discussion is overly complex. Please replace defined terms for clarity.

RESPONSE 1:

1. The requested change has been made. Please see below for the revised Prospectus language.

      THE FUNDS' INVESTMENT PROGRAM    The Adviser employs a specialist-
      based approach to investing that seeks to combine in-depth research and recommendations with portfolio management, risk management, due diligence and management oversight. The Adviser relies upon its fund of hedge fund investment management team, the Multi Manager Portfolios group, to identify potential hedge fund investments. The Multi Manager Portfolios group's research personnel have focused areas of expertise, which encompass similar hedge fund investment strategies. The Multi Manager Portfolios group is responsible for researching one or more of the following strategies (as so defined and referenced throughout this Prospectus), and may additionally perform research on hedge fund strategies that are relatively unique, and grouped together as "other":

                              Convertible Arbitrage

                              Dedicated Short Bias

                                Emerging Markets

                              Equity Market Neutral

                                  Event Driven

                              Distressed/High Yield

                                 Multi-Strategy

                                 Risk Arbitrage

                                  Fixed Income
                                   Arbitrage

                                  Global Macro

                                Long/Short Equity

                                 Managed Futures

      Investment decisions are handled by a small group of the Multi Manager Portfolios group senior professionals and aided by the various governance bodies. The Multi Manager Portfolios group's governance bodies include a Strategy Review Committee, Fund Review Committee, and Portfolio Review Committee. The Multi Manager Portfolios group has a three-pronged approach to managing hedge fund investments: (1) manager selection; (2) strategic allocation; and
      (3) portfolio management.

      Fund and Review Committee: Bottom-Up
      ------------------------------------

      From the bottom-up, the Multi Manager Portfolios group has a team of analysts that cover the spectrum of Hedge Fund Managers. Research and manager selection are governed by the Fund and Review Committee. The Fund and Review Committee meets once a month formally and on an ad-hoc basis as necessary to: (a) approve new managers; (b) review existing managers; and (c) terminate existing managers. The Fund and Review Committee is chaired by the Multi Manager Portfolios group

      Chief Investment Officer, and its voting membership includes a representative from Risk Management. Risk Management has the power to veto any manager investment for cause. Risk Management is employed by the Funds and Alternative Solutions Group within Credit Suisse, but does not report to the Multi Manager Portfolios group. Instead, they have a direct report to the office of the Chief Operating Officer of the Funds and Alternative Solutions Group. Other voting members include senior investment professionals.

      Strategic Review Committee: Top-Down
      ------------------------------------

      It is the Multi Manager Portfolios group's view that the decision to under- or overweight strategies necessarily translates into positive or negative contribution to overall performance. Therefore, to the extent it can capture market or strategy directionality or beta, the better off the whole return profile.

      Strategic allocation decisions tend to be top-down and are based on the findings of the Strategic Review Committee. The Strategic Review Committee meets formally on a semi-annual basis or on an ad-hoc basis to determine the strategic views of the Multi Manager Portfolios group. Each invested strategy receives one of three ratings: (1) bullish; (2) bearish; or (3) neutral. Such determinations are voted on by the senior investment team chaired by the Chief Investment Officer of the Multi Manager Portfolios group. Such views take into account: manager performance; strategy performance; strategy outlook; and financial market activities.

      Portfolio Review Committee: Portfolio Construction
      --------------------------------------------------

      All portfolios run by the Multi Manager Portfolios group are assigned primary and secondary portfolio managers. Such portfolio managers are responsible for providing a formal monthly portfolio proposal to the Portfolio Review Committee. No portfolios may have any transactions without the Portfolio Review Committee approval. The Portfolio Review Committee is comprised of senior investment professionals and the Chief Risk Manager of the Funds and Alternative Solutions Group and is chaired by the Chief Investment Officer of the Multi Manager Portfolios group. The Portfolio Review Committee seeks to ensure that the assigned primary and secondary portfolio managers construct portfolios consistent with the portfolios' stated objectives, within the portfolios' risk and investment guidelines and consistent with the directionality established by the Strategic Review Committee and the manager selection of the Fund and Review Committee.

COMMENT 2:

2. In "Investment Objective" on page 21 of the Prospectus, the Investment Objective is to maximize "risk-adjusted performance by investing in Hedge Funds". Please clarify the meaning of "risk-adjusted".

RESPONSE 2:

2. The requested change has been made and the following appears as the second sentence in Investment Objective: "Risk adjusted performance reflects the consideration of volatility and risk in investment analysis and, consequently, the Fund attempts to achieve capital appreciation when the market is strong and capital preservation in a market downturn."

COMMENT 3:

3. Page 31 of the Prospectus includes a discussion of side pocket investments. As a supplemental response, please confirm that investment levels in these areas remain approximately at the levels previously discussed with the Staff.

RESPONSE 3:

3. As a supplemental response, we confirm that investment levels in side pocket investments remain at de minimis levels, significantly below the 3-5% range.

COMMENT 4:

4. On page 36 of the Prospectus, the second to last paragraph states "The Adviser, MMP (and its predecessor group)...". Please delete reference to or explain the significance of the predecessor group.

RESPONSE 4:

4. The requested change has been made by deleting the parenthetical "(and its predecessor group)" on pages 3 and 36. The language now reads: "The Adviser and the Multi Manager Portfolios group...".



                                   * * *

      If there are any questions, please contact me at 617.261.3231.

                                     Sincerely,

                                     /s/ George J. Zornada
                                     ---------------------

                                     George J. Zornada

                  Credit Suisse Alternative Capital, Inc.
                             11 Madison Avenue
                          New York, New York 10020

                                                                   July 30, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attn: Mr. Christian Sandoe
      Division of Investment Management

Re:   Credit Suisse Alternative Capital Long/Short Equity Fund, LLC
            Registration Statement on Form N-2 (333-144301; 811-21658)
      Credit Suisse Alternative Capital Long/Short Equity Institutional Fund,
   LLC
            Registration Statement on Form N-2 (333-144302; 811-21641)
      Credit Suisse Alternative Capital Multi-Strategy Fund, LLC
            Registration Statement on Form N-2 (333-144304; 811-21657)
      Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC
            Registration Statement on Form N-2 (333-144300; 811-21644)


Dear Mr. Sandoe:

      Credit Suisse Alternative Capital Long/Short Equity Fund, LLC, Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, Credit Suisse Alternative Capital Multi-Strategy Fund, LLC and Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC, (each, a "Fund" and together, the "Funds") have filed the above-captioned registration statements on Form N-2 (each, a "Registration Statement"). Each hereby seeks acceleration of the effectiveness of the applicable Registration Statement as set forth below.

      The Funds each hereby request acceleration of the effectiveness of the attached Registration Statement for July 31, 2008.

      In support of its request for acceleration, each Fund acknowledges that:

      1. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

      2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

      3. The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

                                           Very Truly Yours,

                                           Credit Suisse Alternative Capital
                                           Long/Short Equity Fund, LLC

                                           Credit Suisse Alternative Capital
                                           Long/Short Equity Institutional Fund,
                                           LLC

                                           Credit Suisse Alternative Capital
                                           Multi-Strategy Fund, LLC

                                           Credit Suisse Alternative Capital
                                           Multi-Strategy Institutional Fund,
                                           LLC



                                           By: /s/ Michael Ponder
                                               ---------------------------
                                           Michael Ponder
                                           Secretary

              Credit Suisse Asset Management Securities, Inc.
                             11 Madison Avenue
                          New York, New York 10020

                                                                   July 30, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attn: Mr. Christian Sandoe
      Division of Investment Management

Re:   Credit Suisse Alternative Capital Long/Short Equity Fund, LLC
            Registration Statement on Form N-2 (333-144301; 811-21658)
      Credit Suisse Alternative Capital Long/Short Equity Institutional Fund,
      LLC
            Registration Statement on Form N-2 (333-144302; 811-21641)
      Credit Suisse Alternative Capital Multi-Strategy Fund, LLC
            Registration Statement on Form N-2 (333-144304; 811-21657)
      Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC
            Registration Statement on Form N-2 (333-144300; 811-21644)

Ladies and Gentlemen:

      The undersigned, as distributor of each above-captioned fund and offering, hereby joins in the request of the funds that the effectiveness of their respective registration statements relating to the securities be accelerated for July 31, 2008.


                                           Credit Suisse Asset Management
                                           Securities, Inc.

                                           By: /s/ Peter Horacek
                                               ---------------------
                                           Peter Horacek
                                           President